# Carta Capital Markets, LLC

## Statement of Financial Condition and Related Footnotes

## SEC File Number: 8-70396

## Form X-17A-5, Part III

## Year Ended December 31, 2021

## With Report of Independent Registered Public Accounting Firm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL |
|---|
| OMB Number: 3235-0123<br>Expires: Oct. 31, 2023<br>Estimated average burden<br>hours per response: 12 |

| SEC FILE NUMBER |
|---|
| 8-70396 |

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Carta Capital Markets, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1 World Trade Center, 285 Fulton Street, 81st Floor
(No. and Street)

| New York | NY | 10007 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Basilios Takos | 718-909-4986 | basilios.takos@cartacapitalmarkets.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Mazars USA LLP
(Name – if individual, state last, first, and middle name)

| 60 Crossways Park Drive West, Suite 301 | Woodbury | NY | 11797 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 10/08/2003 | 339 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

## OATH OR AFFIRMATION

I, Basilios Takos, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Carta Capital Markets, LLC, as of **December 31**, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Basilios Takos Digitally signed by Basilios Takos Date: 2022.02.28 12:51:53 -05'00'

Title: Financial and Operations Principal

PRIYA RAVISHANKAR
My Commission Expires
November 10, 2025

STATE OF NOTARY PUBLIC NEW JERSEY

Priya Ravishankar
Notary Public

**This filing** contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

## Contents

Mazars USA LLP
60 Crossways Park Drive West
Suite 301
Woodbury, New York 11797

Tel: 516.488.1200
www.mazars.us

# Report of Independent Registered Public Accounting Firm

**To the Member and Board of Directors of Carta Capital Markets, LLC**

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of Carta Capital Markets, LLC, (the “Company”), as of December 31, 2021, and the related notes (collectively referred to as the “financial statement”). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company, as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Mazars USA LLP

We have served as the Company’s auditor since 2020.

Woodbury, NY
February 25, 2022

**Carta Capital Markets, LLC**
**Statement of Financial Condition**
**December 31, 2021**

ASSETS

| | | |
|---|---|---|
| Assets | | |
| Cash | $ | 11,802,013 |
| Cash segregated under federal and other regulations | | 100,000 |
| Prepaid expenses | | 279,967 |
| Total assets | $ | 12,181,980 |

LIABILITIES AND MEMBER’S EQUITY

| | | |
|---|---|---|
| Liabilities | | |
| Accounts payable | $ | 221,479 |
| Accrued expenses | | 204,858 |
| Payable to parent | | 5,713,605 |
| Subordinated borrowings | | 3,000,000 |
| Total liabilities | | 9,139,942 |
| Member's equity | | 3,042,038 |
| Total liabilities and member’s equity | $ | 12,181,980 |

The accompanying notes are an integral part of this financial statement

## 1. Nature of Business

Carta Capital Markets, LLC ("the Company") was organized in Delaware as a limited liability company in June 2019. The Company is owned by its sole member, eShares, Inc. dba Carta, Inc. (the "Parent") and is under common control with other related entities. The liability of the member for the losses, debts, and obligations of the Company is generally limited to its capital contributions.

The Company operates an alternative trading system ("ATS") for (i) secondary transactions in private equity securities and (ii) private placement of securities. The Company also operates a cash management account and bank sweep program. The Company's headquarters and principal place of business is in New York City, New York.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC"). The Company is also a member of Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is subject to regulation by the SEC and FINRA regulators. The Company is also a member of the Securities Investor Protection Corporation ("SIPC").

## 2. Summary of Significant Accounting Policies

***Basis of Presentation:***

The statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), as set forth by the Financial Accounting Standards Board ("FASB").

***Use of Estimates:***

The preparation of the Company's statement of financial condition, in conformity with U.S. GAAP, requires management to make estimates and assumptions that affect the reported amounts and the disclosure of contingent amounts in the statement of financial condition and accompanying notes. The Company bases its estimates on assumptions management believes to be reasonable under the circumstances, which impacts the carrying value of assets and liabilities. Actual results could differ from those estimates.

## 2. Summary of Significant Accounting Policies (continued)

***Cash and Cash Equivalents:***

The Company considers short-term investments with initial maturities of three months or less from the date of purchase to be cash equivalents. The Company held no cash equivalents at December 31, 2021. The Company's cash is held in two financial institutions in non interest-bearing accounts which, at times, may exceed federally insured limits. At December 31, 2021 the amount in excess of federally insured limits is approximately $11.3 million.

***Revenue Recognition:***

Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring promised goods or services to customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. Performance obligations are satisfied at the point in time that the Company determines the customer obtains control over the promised good or service.

The Company earns revenue through transaction fees for matching buyers and sellers in either an auction type offering or a tender offer as part of its ATS. Consideration for these arrangements is based on a fixed percentage of the notional value traded, currently 1% from each buyer and seller, in the case of an auction. For tender offers, the transaction fee is either expressed as a percentage of notional or a fixed amount. Transactional revenue is recognized at the trade date, same as settlement date, of each transaction which aligns with the performance of the matching services. The matching fee is automatically debited from each participating customers' account and credited to the Company on settlement date. The Company's matching fee is non-cancelable and does not contain refund-type provisions.

## 2. Summary of Significant Accounting Policies (continued)

***Income Taxes:***

On December 18, 2019, the FASB issued Accounting Standards Update ("ASU") 2019-12, which modifies Accounting Standards Codification ("ASC") Topic 740, Accounting for Income Taxes ("ASC 740") to simplify the accounting for income taxes. The ASU amends the guidance to specify that an entity is not required to allocate income tax expense to a legal entity that is both not subject to tax and disregarded by the taxing authority, but an entity may elect to do so. This guidance also clarifies that deferred taxes for single member limited liability companies in their standalone financial statements is no longer required.

The Company has elected to early adopt the guidance in ASU 2019-12. The Company is a disregarded entity and not subject to income tax for federal or state purposes, thus, no federal or state income tax expense has been recorded in the statement of financial condition. The Company's operating results are included in the federal, state and local income tax returns filed by its Parent. As such, and in accordance with ASU 2019-12, the Company has not recorded any deferred taxes.

The Company has adopted the authoritative guidance under ASC No. 740, "Income Taxes" relating to accounting for uncertainty in income taxes. This standard prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken by the Company.

As of December 31, 2021, the Company determined that it had no uncertain tax positions which affected its financial position and its results of operations or its cash flows, and will continue to evaluate for uncertain tax positions in the future.

***Recently Issued Accounting Pronouncements:***

In August 2014, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses, (Topic 326): Measurement of Credit Losses on Financial Instruments which updated the accounting standards related to accounting for credit losses on certain types of financial instruments, including loans and debt securities. For short-term account receivables, the new guidance requires a current expected credit loss (CECL) approach to determine the allowance for credit losses. CECL requires loss estimates for the remaining estimated life of the financial asset using historical experience, current conditions, and reasonable and supportable forecasts. The update requires an entity to estimate the credit losses expected over the life of the asset. The estimate of the expected credit losses and subsequent changes in the estimate is reported in current period earnings and recorded through an allowance for credit losses on the statement of financial condition.

## 2. Summary of Significant Accounting Policies (continued)

***Recently Issued Accounting Pronouncements (continued):***

In February 2016, the FASB issued ASU 2016-02, Leases, which establishes a right-of-use model that requires a lessee to record a right-of-use asset and a lease liability on the statement of financial condition for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the statement of operations. The standard also requires disclosures that provide additional information on recorded lease arrangements. In July 2018, the FASB issued ASU 2018-11, Leases – Targeted Improvements, which provides an optional transition method that allows entities to initially apply the new lease standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of member's equity in the period of adoption. The Company adopted the provisions of this guidance, on January 1, 2020 and the adoption has no impact on its financial statements since the Company is not a party to any lease agreement. Occupancy costs reflected in the statement of operations are allocated from the Parent pursuant to an expense sharing agreement. See note 6.

## 3. Cash and Cash Segregated under federal and other regulations

Restricted cash represents cash segregated to satisfy requirements under SEC Rule 15c3-3. This cash is held in a special reserve bank account for the exclusive benefit of customers.

## 4. Net Capital Requirement

The Company is a registered broker-dealer and subject to the SEC Uniform Net Capital Rule 15c3-1 and reports under the alternate method, which requires the Company to maintain a minimum net capital equal to the greater of 2% of aggregated customer-related debit items in the customer reserve computation under SEA Rule 15c3-3 or $250,000. At December 31, 2021, the Company's net capital was $5,762,071, which was $5,512,071 in excess of its minimum net capital requirement of $250,000.

## 5. Securities Exchange Commission Rule 15c3-3

The Company is subject to the Customer Protection Rule 15c3-3 under the Securities Exchange Act of 1934. As of December 31, 2021, although there was no requirement per the Company's weekly calculation, the Company maintained a balance of $100,000 in a Special Reserve Bank Account for the Exclusive Benefit of Customers.

## 6. Related-Party Transactions

The Company has an Expense Sharing Agreement ("ESA") with its Parent. The agreement requires that certain direct and indirect costs be allocated to the Company and recorded on a monthly basis. Direct expenses consist of personnel salary, benefits, and payroll tax costs based on specific employees dedicated to Company activities. Indirect expenses include rent, technology, professional fees, and insurance based on a pre-agreed amount outlined in the ESA, which is calculated based on pro-rata headcount. Management considers such allocation methodology as appropriate to reflect the cost incurred by the Parent that benefits the Company.

As a result of the ESA, the Company has a payable to its Parent of $5,713,605 as of December 31, 2021. The Company's operations and financial position could differ from those that would have been obtained if these entities were unrelated.

## 7. Subordinated Borrowings

On July 14, 2021, the Company entered into Subordinated Debt agreement with its Parent in the amount of $3,000,000 which matures on July 14, 2024. The agreement calls for an annual interest rate of 1% and the interest is settled annually. The accrued interest as of December 31, 2021, is $15,000 and is included in Accrued expenses on the Company's Statement of Financial Condition. The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

## 8. Commitments, Contingencies, and Uncertainties

The Company may be subject to claims as well as reviews by self-regulatory agencies arising out of the conduct of its business.

Management is not aware of any unasserted claims or assessments that would have a material adverse effect on the financial position and the results of operations of the Company.

In early 2020, an outbreak of a novel strain of coronavirus (COVID-19) emerged globally resulting in an overall decline in economic activity. The ultimate impact of COVID-19 on the financial performance of the Company is not reasonably estimable at this time.

## 9. Fair Value of Assets and Liabilities

The Company's financial assets and financial liabilities are recorded at fair value or at amounts that approximate fair value. These assets and liabilities include Cash, Prepaid expenses, Accounts payable, Accrued expenses, Payable to parent and Subordinated borrowings. The carrying amounts reported in the Statement of Financial Condition for the Company's financial instruments closely approximate their fair values due to the short-term nature of these assets and liabilities.

## 10. Bank Sweep Program

Pursuant to the Company's compliance with the SEC's 17-point guidance on Bank-Sweep Programs, the Company offers to its customers the ability to automatically move free credit balances into a Bank-Sweep Account held at J.P.Morgan Chase Bank N.A. ("Destination Bank"). These accounts are established in a manner designed to provide Federal Deposit Insurance Coverage to each of the Company's deposit customers.

At December 31, 2021, the Destination Bank holds on deposit $82,133,607 in this Omnibus account. There are no reconciling items between this amount and the amount maintained in the Company's records.

## 11. Subsequent Events

The Company evaluated subsequent events through the date the statement of financial condition were available to be issued and has determined that no subsequent events have occurred that would require disclosure in the financial statements or accompanying notes except for the following.

On January 11, 2022, the Parent made an additional capital contribution to the Company in the amount of $6 million.